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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                               AST RESEARCH, INC.
                           (Name of Subject Company)

                               AST RESEARCH, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (INCLUDING THE ASSOCIATED RIGHTS)
                         (Title of Class of Securities)

                                   001907104
                     (CUSIP Number of Class of Securities)

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                                SAFI U. QURESHEY
                            CHIEF EXECUTIVE OFFICER
                               AST RESEARCH, INC.
                              16215 ALTON PARKWAY
                            IRVINE, CALIFORNIA 92718
                                 (714) 727-4141
 (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                WITH COPIES TO:

        THOMAS C. JANSON, JR.                         NICK E. YOCCA
SKADDEN, ARPS, SLATE, MEAGHER & FLOM        STRADLING, YOCCA, CARLSON & RAUTH
       300 SOUTH GRAND AVENUE                   660 NEWPORT CENTER DRIVE
    LOS ANGELES, CALIFORNIA 90071                NEWPORT BEACH, CA 92660
           (213) 687-5000                            (714) 725-4000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is AST Research, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 16215 Alton Parkway, Irvine, California 92718. The title of the class of equity securities to which this statement relates is the common stock, par value $.01 per share, of the Company, including the associated rights (the "Rights") issued pursuant to the Company's stockholder rights plan (the "Common Stock").

ITEM 2. TENDER OFFER OF THE BIDDER.

  This Statement relates to the tender offer by Samsung Electronics Co., Ltd., a Korean corporation (the "Purchaser"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated March 6, 1995, to purchase up to 5,820,000 shares of Common Stock (the "Offer Shares") at $22.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 6, 1995 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is being made by the Purchaser pursuant to a Stock Purchase Agreement, dated as of February 27, 1995 (the "Stock Purchase Agreement"), between the Purchaser and the Company. According to the Schedule 14D-1, the address of the principal executive offices of the Purchaser is 250, 2-Ka, Taepyung-Ro, Chung-Ku, Seoul, Korea 100-742.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above, which information is incorporated herein by reference.

  (b)(1) Certain information with respect to certain contracts, agreements, arrangements and understandings between the Company and certain of its executive officers, directors and affiliates is set forth in the attached
Schedule I and is incorporated herein by reference. In addition, consummation of the transactions contemplated by the Stock Purchase Agreement and related documents will have certain effects under certain compensation and incentive plans and arrangements in which officers and directors of the Company are participants, as summarized below.

  Acceleration of Officer Stock Options in Accordance with their
Terms. Pursuant to the terms of stock option agreements evidencing the grant of options to executive officers under the Company's 1989 Long-Term Incentive Program, such options will accelerate and become exercisable upon the acquisition by the Purchaser of 20% or more of the Common Stock; provided, however, that the extent of such acceleration will be limited to the portion that may be so accelerated without being deemed a "parachute payment" for purposes of section 280G of the Internal Revenue Code of 1986, as amended (the "Code").

  Waiver of Repurchase Rights. The Company's 1991 Stock Option Plan for Non-Employee Directors (the "1991 Plan") and 1994 One-Time Grant Stock Option Plan for Non-Employee Directors (the "1994 Plan") have been amended to provide that the contemplated purchases of the Common Stock by the Purchaser will not trigger certain repurchase rights that the directors would otherwise have thereupon with respect to vested options granted under the 1991 Plan and outstanding options granted under the 1994 Plan. Each of the affected directors has agreed to waive such repurchase rights insofar as the Purchaser's contemplated investment is concerned. In addition, warrant certificates held by two of the Company's directors, Dr. Carmelo Santoro and Mr. Richard Goeglein, have been amended to waive similar repurchase rights thereunder. In each case, the repurchase rights would continue to be triggered by certain acquisitions by other persons, as well as by additional acquisitions by the Purchaser that bring the Purchaser's interest in the Company in excess of 49.9%. The foregoing description does not purport to be complete and is qualified

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in its entirety by reference to the forms of the waivers and amendments filed as exhibits hereto and incorporated herein by reference.

  Acceleration of Exercisability of Warrants in Accordance with their Terms. Pursuant to a warrant certificate issued by the Company to Dr. Santoro in 1992, unvested warrants to purchase 25,000 shares of Common Stock will accelerate and become exercisable upon acquisition by the Purchaser of 20% or more of the Common Stock. Such warrants would otherwise have vested and become exercisable in July of 1995 and 1996.

  Amendment of Severance Compensation Agreements. The Company has maintained severance agreements (the "Severance Compensation Agreements") with its eight executive officers and eleven non-officer vice-presidents (collectively, the "Covered Executives") which generally provide for the payment of certain benefits in the event of the termination of a Covered Executive's employment following a "change in control" (as defined in the Severance Compensation Agreements), either by the Company without cause or by the Covered Executive for "good reason" (as defined). Except as set forth below, the contemplated acquisitions of Common Stock by the Purchaser will constitute a "change in control" for purposes of the Severance Compensation Agreements. Pursuant to a resolution of the Board of Directors of the Company (the "Board") adopted February 27, 1995, the Severance Compensation Agreements have been amended to
(i) restrict the circumstances under which a Covered Executive may claim "constructive termination" of his employment and receive benefits under the Severance Compensation Agreements, (ii) clarify that the excise tax "gross-up" provided in the Severance Compensation Agreements applies with respect to all benefits and payments subject to excise tax under section 4999 of the Code and
(iii) provide that with respect to each Covered Executive other than Mr. Safi
U. Qureshey, the Company's Chief Executive Officer and Chairman of the Board, the amount of the lump-sum severance benefit otherwise payable to the Covered Executive would be increased by 50% in the event the Covered Executive's employment were to be terminated in accordance with any action taken by or recommendation of the Management Committee defined below under "The Stock Purchase Agreement and Exhibits--The Stockholder Agreement." The foregoing description does not purport to be complete and is qualified in its entirety by reference to the form of amendments filed as an exhibit hereto and incorporated herein by reference.

  Waiver of Rights under Employment Agreement. Mr. Qureshey's employment agreement with the Company, dated July 27, 1993, has been amended, in the form of Exhibit D to the Stock Purchase Agreement, to provide that Mr. Qureshey will not be entitled to receive severance payments pursuant to his Severance Compensation Agreement, dated as of February 15, 1991, upon the contemplated acquisitions of Common Stock by the Purchaser. Mr. Qureshey will, however, continue to be entitled to such payments in the event his employment is terminated or additional acquisitions by the Purchaser bring the Purchaser's interest in the Company in excess of 49.9%. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the form of amendment filed as an exhibit hereto and incorporated herein by reference.

  (b)(2)

  (i) THE STOCK PURCHASE AGREEMENT AND EXHIBITS.

  The Offer is being made pursuant to the Stock Purchase Agreement. In addition, the Stock Purchase Agreement provides that the Purchaser (a) will have the right and obligation, subject to certain conditions, to purchase from the Company (i) 6,440,000 newly issued shares of Common Stock (the "First Issuance Shares") at $19.50 per share (the "First Issuance") and (ii) such additional number (5,630,000, assuming no further issuances and full participation in the Offer) of newly issued shares of the Common Stock (the "Second Issuance Shares" and, together with the First Issuance Shares, the "New Issue Shares") at $22.00 per share

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(the "Second Issuance" and, together with the First Issuance, the "Share
Issuances") so that its aggregate ownership in the Company would be, after giving effect to the completion of the First Issuance and the purchase of the Offer Shares, approximately 40.25%, and (b) will acquire the rights and accept the restrictions set forth in the Letter of Credit Agreement, the Registration Rights Agreement and the Stockholder Agreement attached as exhibits to the Stock Purchase Agreement, and certain other documents attached as exhibits to the Stock Purchase Agreement. As the context requires, references herein to "Common Stock" shall be deemed to exclude the Rights. The following description of the Stock Purchase Agreement and exhibits does not purport to be complete and is qualified in its entirety by reference to the text of the Stock Purchase Agreement and such exhibits, copies of which are filed as exhibits hereto and are incorporated herein by reference.

  The Offer. The Stock Purchase Agreement provides that the Purchaser shall commence the Offer as promptly as reasonably practicable after the date of execution of the Stock Purchase Agreement, but in no event later than five business days after public announcement of the entering into the agreement by the parties. The obligation of the Purchaser to accept for payment and pay for any Offer Shares tendered pursuant to the Offer shall be subject to the condition that the Stock Purchase Agreement not have been terminated and to the satisfaction or waiver of the conditions to the Purchaser's obligations to purchase the New Issue Shares. The Purchaser may increase the Offer price and may make any other changes in the terms and conditions of the Offer, provided that no change may be made which decreases the Offer price, changes the form of consideration to be paid in the Offer, increases or decreases the maximum number of shares sought pursuant to the Offer, adds to or modifies the Offer conditions, otherwise amends the Offer in a manner adverse to the Company's stockholders or permits the Purchaser to accept for payment or purchase any Offer Shares prior to the date of closing the Second Issuance.

  The Stock Purchase Agreement requires that the Offer expire at midnight, New York City time, on the date that is forty-five days from the date the Offer is first published or sent to stockholders, provided that the Purchaser may extend the Offer (a) if the conditions thereto have not been met, (b) as required by the Securities and Exchange Commission or (c) for any reason on one or more occasions for an aggregate period of not more than ten business days beyond the latest expiration otherwise permitted as aforesaid.

  The Share Issuances. The Stock Purchase Agreement sets forth the terms of the Share Issuances. In addition to the condition that the parties deliver and perform the several exhibits to the Stock Purchase Agreement described below, the obligations of the Company to issue and sell, and of the Purchaser to purchase, the New Issue Shares are subject to the satisfaction or waiver of the following conditions at the time of the First Issuance or the Second Issuance, as applicable: (i) no statute, rule, regulation, judgment, order, decree, ruling, injunction, or other action shall have been entered, promulgated, enforced, or threatened by any governmental, quasi-governmental, judicial, or regulatory agency or entity or subdivision thereof with jurisdiction over the Company or the Purchaser or any of their subsidiaries or any of the transactions contemplated by the Stock Purchase Agreement (each, a "Governmental Authority") that purports, seeks or threatens to (A) prohibit, restrain, enjoin, or restrict in a material manner, the purchase and sale of any New Issue Shares as contemplated by the Stock Purchase Agreement or (B) impose material adverse terms or conditions upon such purchase and sale of the New Issue Shares (collectively, "Legal Ability"), (ii) compliance with applicable regulatory requirements, including without limitation the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder, and Section 721 of the Exon-Florio Amendment to the Defense Production Act of 1950, and the regulations thereunder, and (iii) the other party's representations and warranties set forth in the Stock Purchase Agreement being true and correct in all material respects. In addition, the obligation of the Purchaser to purchase the New Issue Shares is subject to the satisfaction or waiver of the following conditions at the time of the First Issuance or the Second Issuance, as applicable: (i) approval by holders of a majority of the Common Stock of (A) the Second Issuance, (B) the purchase by the Purchaser of the Offer Shares, (C) the Stockholder Agreement described below and (D) the amendment to the Company's Certificate of Incorporation in the form of Exhibit A to the

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Stock Purchase Agreement (the "Restated Charter") (collectively, the
"Stockholder Proposal"), (ii) the continued effectiveness of (A) the Restated Charter, (B) the amendment of the Company's Amended and Restated Rights Agreement dated as of January 28, 1994 (the "Rights Plan"), in the form attached as an exhibit to the Stock Purchase Agreement, to permit the Purchaser to acquire Common Stock in accordance with the Stock Purchase and Stockholder Agreements, and (C) the amendment to Mr. Qureshey's employment agreement, in the form attached as an exhibit to the Stock Purchase Agreement, to waive certain severance benefits to which he would otherwise be entitled upon such Common Stock acquisitions by the Purchaser, and (iii) consolidated operating loss and consolidated net cash used in operating activities requirements for the Company and its subsidiaries for the fiscal quarter ending April 1, 1995 not exceeding specified levels.

  The obligation of the Company to issue and sell the Second Issuance Shares is further subject to (i) the Offer being consummated in accordance with its terms, (ii) the receipt of approval of the Stockholder Proposal and (iii) the receipt of any amendments to the Company's credit arrangements and agreements required to permit the transactions contemplated by the Stock Purchase Agreement and the other agreements with the Purchaser described herein. As a result, subject to the terms and conditions of the Stock Purchase Agreement, the Purchaser may elect to consummate the First Issuance in advance of approval of the Stockholder Proposal, including, in certain circumstances, following termination of the Stock Purchase Agreement by the Company.

  Representations and Warranties. The Stock Purchase Agreement contains various customary representations and warranties of the parties thereto, including representations by the Company as to (i) the absence of a material adverse change to the business or financial condition of the Company and (ii) the absence of certain changes or events concerning the Company's business, compliance with law, litigation, insurance, employee benefit plans, labor matters, intellectual property, environmental matters and taxes.

  Conduct of Business of the Company. The Stock Purchase Agreement provides that until the closing of the purchase and sale of the New Issue Shares, the business and operations of the Company and each of its subsidiaries shall be conducted in the ordinary course of business consistent with past practice. Accordingly, except as otherwise expressly approved by the Purchaser in writing, which approval shall not be unreasonably withheld, neither the Company nor any of its subsidiaries may, prior to such closing, engage or agree to engage in an enumerated list of transactions generally characterized as being outside the ordinary course of business. Such transactions requiring the Purchaser's prior approval include, without limitation (but subject to certain exceptions stated in the Stock Purchase Agreement), (i) securities issuances,
(ii) new borrowings, loans, or investments, (iii) changes to compensation or benefits arrangements for any director or officer, (iv) business combinations or sales or acquisitions of substantial assets and (v) the specified corporate actions which will be subject to the prior approval of the Purchaser in accordance with the Stockholder Agreement, as described below.

  Other Potential Bidders. The Stock Purchase Agreement requires the Company and its affiliates and their respective officers, directors, employees, representatives and agents to immediately cease any existing discussions or negotiations with any third party with respect to any (i) acquisition of more than 20% of the total assets of the Company or any of its subsidiaries, (ii) acquisition of 20% or more of the Common Stock or any equity securities of any subsidiary of the Company, or (iii) merger or other combination of the Company or any of its subsidiaries (each, a "Third Party Acquisition"). The Company will not, unless and until the Stock Purchase Agreement is terminated in accordance with its terms as described below, directly or indirectly, (i) initiate, solicit or encourage any discussions regarding any Third Party Acquisition, or (ii) hold any such discussions or enter into any agreement concerning any Third Party Acquisition, subject to the fiduciary obligations of the Board as provided in the next following sentence. The Board shall not (i) approve or recommend any Third Party Acquisition or (ii) approve or authorize the Company's entering into any agreement with respect to any such Third Party Acquisition, provided, that if the Board receives a bona fide proposal for a Third Party Acquisition that the Board determines in its good faith reasonable judgment (based on the advice of a financial advisor of nationally recognized reputation) provides a greater

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aggregate value to the Company and/or the Company's stockholders than the transactions contemplated by the Stock Purchase Agreement (a "Superior Proposal"), the Board may, to the extent required under its fiduciary duties, approve or recommend any such Superior Proposal, approve or authorize the Company's entering into an agreement with respect to such Superior Proposal, approve the solicitation of additional takeover or other investment proposals or terminate this Agreement, in each case at any time after the fifth business day following notice to the Purchaser (a "Notice of Superior Proposal") advising the Purchaser that the Board has received a Superior Proposal and specifying the structure and material terms of such Superior Proposal, and provided that the Superior Proposal continues to be a Superior Proposal in light of any improved transaction proposed by the Purchaser prior to the expiration of such five-business day period.

  Termination. The Stock Purchase Agreement provides that either the Purchaser or the Company may terminate its obligations thereunder (i) to the extent that performance is prohibited, enjoined or otherwise materially restrained by any final, non-appealable judgment, ruling, order or decrees of any Governmental Authority, provided that the party seeking to terminate its obligations shall use its best efforts to remove such prohibition, injunction, or restraint, or
(ii) if the purchase by the Purchaser of the New Issue Shares and the Offer Shares is not completed by June 30, 1995 and the failure to close on or before such date did not result from the failure by the party seeking termination to fulfill in all material respects any undertaking or commitment that is required to be fulfilled by such party prior to such time, or (iii) if the party seeking to terminate has not committed a material uncured breach of any representation, warranty, covenant or agreement and there has been a material breach by the other party of any representation, warranty, covenant, or agreement which has not been cured within ten days' notice of such breach.

  Additionally, the Company may terminate its obligation to sell and issue the Second Issuance Shares and certain of its other obligations under the Stock Purchase Agreement if (i) five business days have elapsed following the Purchaser's receipt from the Company of a Notice of Superior Proposal, (ii) the Superior Proposal described in such notice continues to be a Superior Proposal in light of any improved transaction proposed by the Purchaser prior to the expiration of the five business day period following receipt by the Purchaser of such notice, and (iii) the Company shall have paid to the Purchaser $10 million (the "Termination Fee"). In the event of such a termination, the Purchaser may within 15 days elect to purchase the First Issuance Shares, subject only to its having Legal Ability. In connection with such a purchase by the Purchaser of the First Issuance Shares, the Purchaser and the Company would enter into the Stockholder and Registration Rights Agreements but not the Letter of Credit Agreement or the agreements contemplated by the Strategic Alliance Agreement.

  The Purchaser may terminate its obligations under the Stock Purchase Agreement if the Board has withdrawn or modified in an adverse manner its recommendation of the Offer or other transactions contemplated by the Stock Purchase Agreement or recommended another offer or if a Third Party Acquisition has occurred or any definitive agreement or agreement in principle has been executed with respect to a Third Party Acquisition.

  Transaction Expenses. The Stock Purchase Agreement provides that, except for any Termination Fee, each of the parties will pay its own expenses incurred in connection with the negotiation and preparation of the Stock Purchase Agreement, the Stockholder Agreement, the Registration Rights Agreement, the Letter of Credit Agreement and related documents, the performance of its obligations thereunder, and the effectuation of the transactions contemplated thereby including, without limitation, all fees and disbursements of its respective legal counsel, advisors, and accountants.

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  The Stockholder Agreement. The Stockholder Agreement required under the terms of the Stock Purchase Agreement to be executed and delivered at the earlier of the closing of the First or the Second Issuance Shares provides, among other things, for the following:

      Standstill. Pursuant to the terms of the Stockholder Agreement, the Purchaser has agreed that until completion of the purchase of the New Issue Shares and the Offer Shares, neither the Purchaser nor any of its affiliates will, directly or indirectly, acquire or offer to acquire beneficial ownership of any equity securities of the Company or interest therein except pursuant to the Offer or the purchase of the New Issue Shares. During the period of four years after the closing of the purchase and sale of the First Issuance Shares or, if there is a later closing of the purchase and sale of the Second Issuance Shares, the period of four years thereafter (the "Standstill Period"), neither the Purchaser nor any of its affiliates will, directly or indirectly, acquire beneficial ownership of any equity securities of the Company or interest therein, except in enumerated circumstances, including purchases to fund payments made under the Letter of Credit Agreement, as discussed below, open market purchases at prices per share at least equal to $21.10, transactions approved by a majority of the directors not designated by the Purchaser, as discussed below, and purchases pursuant to its pro rata purchase rights as described below.

  Additionally, unless the Purchaser's percentage of the total number of votes that may be cast in an election of directors of the Company at any meeting of stockholders of the Company (the "Purchaser Interest") has been less than 30% for a period of 25 consecutive days, in the event that a third party shall make an offer to acquire a 20% or greater interest in equity securities of the Company, the Purchaser and/or its affiliates shall be permitted to make a competing offer and acquire equity securities pursuant to such offer, subject to certain conditions, including, without limitation, that (a) (i) the third party offer is approved or recommended by a majority vote of the directors not designated by the Purchaser or (ii) the Rights Plan is not in effect or the Rights thereunder will not become exercisable if the third party offer proceeds, (b) such third party offer is not withdrawn or terminated prior to the Purchaser making a competing offer and (c) if the third party offer is withdrawn or terminated before the Purchaser acquires equity securities of the Company pursuant to the competing offer, the Board determines in good faith that such third party offer was withdrawn or terminated primarily as a result of the Purchaser's competing offer having superior terms to or a substantially greater likelihood of success than such third party offer. The Company may not enter into any agreement with the third party offeror or take any action as a condition of the third party offer unless and until the Purchaser shall have received notice under the Stockholder Agreement and has been afforded not less than ten business days following receipt of such notice from the Company to respond with a competing offer.

  In no case during the Standstill Period may the Purchaser or any of its affiliates, directly or indirectly, acquire or offer to acquire beneficial ownership of any voting stock, if after such acquisition, the Purchaser Interest would exceed 49.9%, unless such acquisition or offer (together with related transactions) is (i) made pursuant to the Purchaser's rights with regard to third party offers as described in the next preceding paragraph, or
(ii) has been approved by a majority of directors not designated by the Purchaser and would result in the Purchaser and/or its affiliates owning 100% of the Company's voting stock. After the Standstill Period, the Purchaser's and/or its affiliates' right to acquire or offer to acquire any equity security or interest therein will not be restricted; provided, however, that the Purchaser shall not acquire or offer to acquire any equity securities if, as the result of or after giving effect to such acquisition, the Purchaser Interest would exceed 66.67%, except pursuant to a cash tender offer for all equity securities not owned by the Purchaser and/or its affiliates.

     Pro Rata Purchase Right. From and after the closing of the Second Issuance until such time as the Purchaser Interest has been less than 30% for a period of 25 consecutive days, the Company must give the Purchaser prior written notice of any issuance by the Company of new securities as the result of which the Purchaser Interest would be reduced, either immediately upon issuance of such new securities, or upon subsequent exercise or conversion thereof. The Purchaser may generally elect to purchase up to its pro rata

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share of such new securities on the same terms as the balance of the issuance of such new securities. The Purchaser's pro rata purchase rights shall not apply to the following issuances: (i) any issuance pursuant to (a) any stock option or purchase right or plan exclusively for one or more employees and/or directors of the Company or any of its subsidiaries or (b) warrants issued to directors prior to the date of the Stockholder Agreement, (ii) any issuance in consideration of any part of the acquisition by the Company or any of its subsidiaries of any stock, assets or business; (iii) any issuance upon conversion of the Company's Liquid Yield Option Notes due December 14, 2013,
(iv) any issuance pursuant to the exercise or conversion of a new security issued after the date of the Stockholder Agreement in which the Purchaser was entitled to participate pursuant to its pro rata purchase rights and (v) any issuance in payment of any portion of the promissory note due July 11, 1996, issued by the Company to Tandy Corporation. In addition, if the number of outstanding shares of voting stock is increased through the issuance of additional shares, including issuances that do not trigger a pro rata purchase right but excluding issuances pursuant to stock splits or stock dividends issued or distributed proportionately on all outstanding shares, then in connection with each such issuance the Purchaser and/or its affiliates will have the right, but not the obligation, for designated periods to purchase in the open market at any available price, up to the number of additional shares as is necessary solely as a result of such issuance to restore the Purchaser Interest to the same percentage as existed immediately prior to such increase.

     Transfer Restriction. The Purchaser may not sell or otherwise transfer (except to an affiliate of the Purchaser that agrees to be bound by the Stockholder Agreement) any of the Company's equity securities, or interest therein, for a period of five years from the purchase and sale of the First Issuance Shares, except that (i) shares acquired under the Letter of Credit Agreement, as described below, may be sold at any time pursuant to certain public offerings or open market transactions and (ii) other shares may be sold in transactions from and after the third anniversary of the closing (A) in which all other stockholders may participate on a pro rata basis on the same terms as the Purchaser, (B) pursuant to such public offerings or open market transactions and (C) approved by a majority of directors not designated by the Purchaser, as described below.

     Board Representation. After the Purchaser acquires the New Issue Shares and the Offer Shares, subject to the next following sentence, the Purchaser will have the right to designate the number of directors of the Company that will be one fewer than a majority of the directors then authorized under the Restated Charter. If (a) the Purchaser acquires the First Issuance Shares, but does not acquire the Second Issuance Shares and the Offer Shares or (b) the Purchaser Interest is less than 30% for a period of 25 consecutive days, then the Purchaser will have the right to designate that number of directors that will result in the total number of directors designated by the Purchaser being equal to the product (rounded to the nearest whole number) of (i) the total number of directors then authorized under the Restated Charter, and (ii) the Purchaser Interest at that time. While entitled to Board representation, the Purchaser will also be entitled to designate one of its director designees to serve on each committee of the Board, and to select any of the directors as alternates for each of its director designees serving on committees of the Board.

  After the closing and at all times until the Purchaser Interest is less than 30% or greater than 90%, the Board must include at least three directors who are not affiliates, officers, employees, agents, principal stockholders, consultants or partners of the Purchaser, the Company or any affiliate of either of them or of any entity that was dependent on the Purchaser, the Company or any affiliate of either of them for more than 5% of its revenues or earnings in its most recent fiscal year (each, an "Independent Director"). During the Standstill Period, the Purchaser-designated directors will not participate in the nomination of Independent Directors. Thereafter, the Stockholder Agreement does not limit the Purchaser's right to nominate directors (subject to the three-Independent Director requirement).

     Certain Covenants. The Stockholder Agreement provides that during the Standstill Period, neither the Purchaser nor its affiliates will, directly or indirectly, (a) solicit, initiate or participate in any solicitation of proxies or become a participant in any election contest; call, or in any way participate in a call for, any special meeting of stockholders of the Company (or take any action with respect to acting by written consent of the Company's stockholders); request, or take any action to obtain or retain any list of holders of any

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securities of the Company; or initiate or propose any stockholder proposal or participate in the making of, or solicit stockholders for the approval of, one or more stockholder proposals; (b) deposit any voting stock in a voting trust or subject them to any voting agreement or arrangements, except as provided in the Stockholder Agreement; (c) form, join or in any way participate in a "group" (as defined) with respect to any voting stock; (d) except as specifically permitted by the Stockholder Agreement, otherwise act to control or influence the Company or its management, Board, policies or affairs; or (e) disclose any intent, purpose, plan or proposal with respect to the Stockholder Agreement, the Company or its affiliates or the Board, management, policies, affairs, securities or assets of the Company or its affiliates that is inconsistent with the Stockholder Agreement. Notwithstanding the foregoing, however, the Stockholder Agreement provides that nothing therein will be deemed to prevent the Purchaser or its affiliates from voting their respective shares, or taking such other action as it may deem necessary or appropriate to cause the election as directors of those persons the Purchaser is entitled to designate pursuant to the Stockholder Agreement, or prohibit or restrict any action taken by the Purchaser or any of its affiliates in connection with the exercise of the rights of the Purchaser and its affiliates to make a competing offer in response to an offer by a third party for a Third Party Acquisition.

     Certain Approval Rights. So long as the Purchaser Interest is not less than 30% for a period of 25 consecutive days, the Company shall not enter into the following transactions without the prior written consent of the Purchaser or, in the case of a Board action, the affirmative vote or written consent of not less than a majority of the directors designated by the Purchaser: (i) acquire or agree to acquire, or permit any of its subsidiaries to acquire or agree to acquire, by merger, consolidation, or acquisition of assets or stock, or otherwise, any corporation, partnership, or other business organization or division thereof, or any other business operation ("Acquired Entity") if the total assets, or the total revenues or operating profits of such Acquired Entity as at the end of or for the most recently completed four fiscal quarters preceding the agreement for such acquisition shall exceed 20% of the total assets or the total revenues or operating profits of the Company as at the end of or for such four fiscal quarters, provided, however, the Purchaser's written consent shall not be required for an acquisition in which the total value of all consideration paid or given by the Company in such acquisition (including without limitation the value of any funded debt or other capitalized obligations assumed by the Company or any subsidiary of the Company) is less than $50 million; (ii) sell, contribute or otherwise transfer or agree to sell, contribute or otherwise transfer, or permit any of its subsidiaries to sell, contribute or otherwise transfer or agree to sell, contribute or otherwise transfer, any product line or line of business of the Company or any of its subsidiaries or any interest therein to any person other than a subsidiary of the Company that is or, if it were a United States entity, would be, required to be consolidated for Federal income tax purposes, if the assets, revenues or operating profit of such product line or line of business as at the end of or for the most recently completed four fiscal quarters preceding the agreement for such transfer shall exceed 20% of the assets, revenues or operating profits of the Company as at the end of or for such four fiscal quarters; (iii) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or exercise of options, warrants, subscriptions, rights to purchase or otherwise), in any transaction or series of related transactions, any equity securities if such securities would represent an increase of 10% or more in the voting power outstanding immediately prior to the issuance of such securities; (iv) approve any annual capital expenditure budget, or authorize or make capital expenditures in excess of $15 million in the aggregate for the Company and all of its subsidiaries (other than pursuant to the approved budget); (v) effect any amendments to the Restated Charter or Bylaws or change in the number of authorized directors; and
(vi) enter, or permit any of its subsidiaries to enter, into any joint venture, partnership, or exclusive licensing agreement with any third party that (a) involves an explicit or projected commitment of cash and/or other resources of the Company and/or of its subsidiaries or forecasted payments to or from the Company and/or its subsidiaries during the duration of such agreement or relationship, or the four-year period commencing on the date of such agreement, whichever is less, in excess of $100 million, or (b) restricts or impairs in any material respect the ability or right of the Company or any of its subsidiaries to compete in any line of business or product that is material to the business of the Company and its subsidiaries, taken as a whole; provided, however, the Purchaser's written consent shall not be required for any agreement for the procurement of central processing units and licenses for the use of patents, basic input-output system software, disk operating system software, Windows(R) operating system software, and network operating system software, or other similar agreements, in each case entered into in the ordinary course of business not substantially inconsistent with past practice and for procurement of components to be used in or with the Company's products, or provided to purchasers of the Company's products in or with such products.

     Results of Operations. Following the acquisition by the Purchaser of the New Issue Shares and the Offer Shares, and provided that the Purchaser Interest is not less than 30% for a period of 25 consecutive days, if (a) the consolidated revenues or gross profits of the Company and its subsidiaries for the fiscal year ended July 1996 shall be less than $2.6 billion or $430 million, respectively, (b) the consolidated revenues or gross profits of the Company and its subsidiaries for the fiscal year ended July 1997 shall be less than the greater of (i) $2.75 billion or $450 million, respectively, or (ii) 85% of the amounts therefor set forth in the 1997 operating plan of the Company approved by the Board; or (c) the consolidated net income after taxes of the Company and its subsidiaries for either of such fiscal years shall be less than 1% of net revenues, then a management committee of the Board (the "Management Committee") will be formed to review the desirability of changes in the management of the Company and take such action, if any, as may be determined to be advisable including without limitation the reassignment, changes in the responsibilities, removal, termination or replacement of any members of management. For purposes of the foregoing, the "management" of the Company shall refer to all persons who presently have the title of "Vice President" or higher, whether or not any such person is an officer of the corporation, and all such persons who may perform the functions presently performed by any of the foregoing, without regard to title, but shall not include the Chief Executive Officer. The Management Committee shall make any determination with respect to the termination or reassignment of an existing member of management, or the decision to hire any new member of management within 60 days following the availability of the audited financial statements for the relevant year (or such longer period of time as may be determined by a majority of the Board), and no such determination shall be made thereafter; provided that: (a) the Management Committee shall have such additional time as is reasonably necessary for the recruitment and selection of any such new member of management; and (b) no action or inaction by the Management Committee following the fiscal year ended July 1996 shall impair its ability to act as herein authorized following the fiscal year ended July 1997. The Management Committee shall not be authorized to take such actions if they would violate applicable law or if the shortfall in consolidated revenues, gross profits or net income of the Company and its subsidiaries referred to above, shall be the direct result of certain "force majeure" events or a decline in the unit volume of the world market for personal computers.

  The Management Committee will consist of those members of the Board designated by the Purchaser in accordance with the Stockholder Agreement, the Chief Executive Officer of the Company, if he is then a director (or, if he is not then a director, another director who is an employee of the Company), and up to a maximum of four directors who are not officers or employees of the Company. In the event there shall be more than four directors who were not designated by the Purchaser and are not officers or employees of the Company at a time when the Management Committee is authorized to act in accordance with the foregoing, those directors who were not designated by the Purchaser will select the four such directors who will be members of the Management Committee in addition to the Chief Executive Officer (or, if he is not then a director, another director who is an employee of the Company) and the directors designated by the Purchaser, and unless and until such selection is made the Management Committee shall consist solely of the directors designated by the Purchaser and the Chief Executive Officer of the Company (or, if he is not then a director, another director who is an employee of the Company).

     Material Transactions. At all times that the Purchaser Interest is less than 100%, neither the Purchaser nor any of its Affiliates shall engage in any material transaction with the Company or any of its subsidiaries unless such transaction has been approved by a majority of the Independent Directors or, in the case of a series of related transactions, is in accordance with guidelines approved by a majority of the

Independent Directors. "Material transaction" shall generally mean (i) any amendment to, or termination of, the Stockholder Agreement or, any of the other documents that have been executed and delivered in connection with the Stock Purchase Agreement (the "Transaction Documents") and (ii) any transaction between the Company, any of its subsidiaries or the Company's stockholders (as such), on the one hand, and the Purchaser or any of its affiliates, on the other hand; provided, that "material transaction" shall not include any (a) transactions with stockholders which are expressly permitted by the Stockholder Agreement, (b) transactions in accordance with the terms of the Transaction Documents and (c) other transactions or series of related transactions involving payments by or obligations or transfer of property of the Company with an aggregate value in any calendar or fiscal year of less than $5 million.

  The Company's Bylaws will be amended, in the form attached as an exhibit to the Stock Purchase Agreement, to implement changes consistent with certain of the foregoing transactions.

     Termination of Certain Rights. The rights and obligations of the Company and the Purchaser with respect to Board representation, approval rights and certain covenants under the Stockholder Agreement generally terminate at the first time after the date of such Agreement that the Purchaser Interest is less than 15% for a period of 90 consecutive days.

  Registration Rights Agreement. The Registration Rights Agreement required under the terms of the Stock Purchase Agreement to be executed and delivered at the earlier of the closing of the First or the Second Issuance Shares provides, among other things, for the following:

  Pursuant to the Registration Rights Agreement, the Purchaser shall have the right to require the Company to file a registration (a "Demand Registration") under the Securities Act of 1933, as amended (the "Securities Act"), for any or all of the Common Stock acquired by it or its affiliates from time to time not in violation of the Stock Purchase Agreement or the Stockholder Agreement (the "Registrable Shares"). The right to a Demand Registration is limited, however, in that (i) it may be invoked in each instance only with respect to 2,000,000 or more Registrable Shares, (ii) the Company is not required to honor a Demand Registration request within 18 months of the effectiveness of a previous Demand Registration, and (iii) the Company may defer its obligation to honor a Demand Registration request for up to 180 days if the Board determines in good faith that a registration would require public disclosure of material non-public information related to a significant pending transaction of the Company that could be impaired by such disclosure. If the Purchaser purchases the First Issuance Shares but not the Second Issuance Shares and the Offer Shares, the Company shall not be required to effect more than three Demand Registrations; if the Purchaser purchases all of the New Issue Shares and the Offer Shares, the Company shall not be required to effect more than six Demand Registrations. The Purchaser shall also have the right, with respect to most registered offerings of Common Stock for cash, to require the Company to include Registrable Shares in such offering (together with Demand Registrations, "Registrations"). The Registration Rights Agreement provides that expenses relating to Registrations (other than selling expenses and commissions) will generally be payable by the Company and otherwise contains terms that are generally customary to registration rights agreements of its type.

  Letter of Credit Agreement. The Letter of Credit Agreement required to be executed and delivered at the closing of the purchase and sale of the Second Issuance Shares provides that the Purchaser will finance up to $75 million of principal payment obligations of the Company under its existing $96.7 million note to Tandy Corporation. Such financing will be provided either by direct advances by the Purchaser to the Company or through draws under a standby letter of credit. Establishment fees charged by an issuing bank with respect to any such letter of credit will be paid or reimbursed by the Company. The Company will repay the Purchaser for any such financing, at the Purchaser's option, either by repayment in cash at the end of three years (with semi-annual interest paid during such three years at an announced "prime" lending rate), or by the issuance of additional shares of Common Stock (subject to the 49.9% ownership limitation during the Standstill Period described above) at market price, or a combination of both.

  (ii) STRATEGIC ALLIANCE AGREEMENT

  Pursuant to the Stock Purchase Agreement, the Company and the Purchaser have entered into a Strategic Alliance Agreement, dated as of February 27, 1995 (the "Strategic Alliance Agreement"), pursuant to which such parties have agreed, subject to the terms and conditions thereof, to negotiate and agree, prior to the issuance and sale of the Second Issuance Shares, to various mutually beneficial commercial relationships intended to enhance the business prospects and competitive position of both the Company and the Purchaser. The following description of the Strategic Alliance Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Strategic Alliance Agreement, a copy of which is filed as an exhibit hereto and is incorporated herein by reference.

  The Strategic Alliance Agreement requires the Purchaser and the Company to negotiate and enter into agreements embodying the principles summarized below as a condition to consummating the Second Issuance.

  Component Supply Agreements. Such agreements shall provide that the Purchaser will supply the Company with certain components used in the manufacture of the Company's products, including dynamic random access memory chips ("DRAMs"), hard disk drives, monitors and liquid crystal display panels ("LCDs"), with the Company being eligible for supply and terms which, when considered in the aggregate, are at least as favorable as those offered by the Purchaser to its most favored customer group.

  Joint Procurement Agreement. Such agreement shall provide a mechanism pursuant to which the Purchaser and the Company will coordinate their purchases from third parties in order to obtain more favorable pricing as a result of leveraging the combined purchasing power of both parties.

  Joint Marketing Agreement. Such agreement shall provide that the Company and the Purchaser will share expertise to jointly market currently existing and newly developed products of both parties in order to achieve maximum market penetration for both parties.

  Cross OEM Agreement. Such agreement shall provide that the Company and the Purchaser will coordinate the utilization of the manufacturing and assembly capacity of each other.

  Joint Product Development. Such agreement shall provide that the Company and the Purchaser will share expertise to jointly develop products in order to accelerate product time to market for both parties.

  Cross License Agreement. Such agreement shall provide that the Company and the Purchaser will license to each other their respective patents, copyrights, and other intellectual property in order to foster rapid product development and low-cost production.

  Employee Exchange Agreement. Such agreement shall provide that the Company and the Purchaser will coordinate a program to provide opportunities for employees of one company to spend time as employees of the other company ("Transfer Employees") in order to facilitate a mutual understanding of each party's respective business and corporate culture, and attainment of the mutual goals set forth in the Strategic Alliance Agreement, and provide assistance and training to each other in areas where each party has particular expertise. Such agreement shall provide that certain Transfer Employees designated by the Purchaser will report directly to the Chief Executive Officer of the Company.

  Technical Collaboration Agreement. Such agreement shall provide that the Company and the Purchaser will collaborate regarding technical information.

  (iii) CONFIDENTIALITY AGREEMENT.

  In connection with a possible transaction and potential future business collaborations (the "transaction") between the Purchaser and the Company, the parties entered into a confidentiality agreement on December 21, 1994 (the "Confidentiality Agreement"). The Confidentiality Agreement provides that the Purchaser and the Company will each provide the other with certain information to be used solely for the purpose of evaluating the proposed transaction and that each will keep all such information confidential. The Confidentiality Agreement further provides that (i) each party may disclose such confidential information to the extent required by law, but must first notify the other party, (ii) disclosure of information shall only be to those representatives necessary for the purpose of the evaluation, (iii) each party must promptly return all documents furnished by the other party upon such party's written request, (iv) for a period of one year from the execution of the Confidentiality Agreement neither party will solicit employment of officers, directors or other key employees of the other party without the prior written consent of the other party and (v) prior to the execution or after the termination of the Stock Purchase Agreement (or any other definitive agreement) the Purchaser will not acquire any securities of the Company, enter into any business combination transaction involving the Company, or solicit proxies with respect to stock of the Company. The foregoing description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Confidentiality Agreement, a copy of which is filed as an exhibit hereto and is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) Recommendation of the Board of Directors.

  At a meeting held on February 27, 1995, the Board unanimously (i) determined that the Stock Purchase Agreement and the transactions contemplated thereby are fair to, and in the best interests of, the holders of Common Stock, and the Company, respectively, (ii) approved and adopted the Stock Purchase Agreement, the other Transaction Documents and the transactions contemplated thereby, and
(iii) recommended that the stockholders of the Company accept the Offer. Accordingly, the Board unanimously recommends that the stockholders of the Company tender their shares of Common Stock pursuant to the Offer. A copy of the letter to stockholders is attached as an exhibit hereto and is incorporated herein by reference.

  (b) Background; Reasons for the Recommendations.

  From its inception in 1980, the Company has achieved significant revenue growth. In recent years, however, competition from a variety of personal computer designers, manufacturers and marketers has intensified significantly. At the same time, increases in demand for personal computers have created industrywide shortages, which at times have resulted in premium prices being paid for key components, such as DRAMs and high quality LCD screens. These shortages have occasionally resulted in the Company's inability to procure these components in sufficient quantities to meet demand for its products.

  The Purchaser has advised the Company that it is a leading international brand name manufacturer of consumer electronics, semiconductors and industrial electronics products, having sales of approximately $14.6 billion in its fiscal year ended December 31, 1994. The Purchaser and certain of its subsidiaries have supplied components such as DRAMs and monitors to the Company pursuant to customary commercial arrangements. Sales of such components by the Purchaser and its subsidiaries to the Company aggregated approximately $46 million, $13 million and $7 million, respectively, for the Company's fiscal years ended July 2, 1994, July 3, 1993 and June 27, 1992, and approximately $43 million for the eight months ended March 1, 1995.

  In 1994, in light of the continued increase in competition in the personal computer industry and the other factors cited above, the Company began more actively to explore alternatives to strengthen the Company's position in the personal computer industry and to enhance the long-term viability of the Company. The Company determined that additional sources of financing were necessary for the continued growth of the Company and requested the advice of Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch").

  In August 1994, the Company engaged Merrill Lynch to act as its financial advisor in connection with exploring potential courses of action, including obtaining additional financing. In October 1994, the Company engaged Asia Pacific Ventures, Ltd. ("APV") to contact a list of prospective investors located in Asia, including the Purchaser, to solicit their interest in the Company. Numerous prospective purchasers were contacted by or on behalf of the Company. Subject to confidentiality agreements, each requesting entity was provided with certain financial information and overviews of the Company.

  During this period, the Company pursued each indication of interest it received from potential investors, met with and/or provided information to several potentially interested parties and engaged in preliminary discussions with another computer company regarding a possible business combination. Such discussions never advanced to a more serious level in light of the parties' inability to reach a tentative framework for an acceptable valuation.

  On November 1, 1994, a representative of APV, on behalf of the Company, contacted the Purchaser to determine its possible interest in a transaction with or an investment in the Company. After meetings between the Purchaser and APV in the United States and Korea, the Purchaser requested that an initial meeting with the Company be arranged.

  On November 16, 1994, an initial meeting was held. Mr. Bo-Soon Song, Senior Executive Managing Director and Chief Executive Officer of Samsung America, Inc., Mr. Robert Kim, a Managing Director of the Purchaser, and other executives of the Purchaser met with Mr. Qureshey and a representative of APV. The representatives from each company discussed the plans and goals of their respective companies to determine whether the parties had mutual interests and should proceed with further discussions.

  On December 2, 1994, U.S. representatives of the Purchaser met at the Company's headquarters in Irvine, California with Mr. James Schraith, the Company's President and Chief Operating Officer, Mr. Bruce Edwards, Executive Vice President and Chief Financial Officer of the Company, and a representative of APV to discuss historical results of operations and to ask general questions regarding the Company.

  On December 12 and 13, 1994, Mr. Qureshey, Mr. Schraith and Mr. Edwards met in Seoul, Korea with Mr. Young Soo Kim, Executive Vice President of the Purchaser, Mr. Wook Sun, Executive Vice President of the Purchaser, Mr. Hee Dong Yoo, Senior Executive Managing Director of the Purchaser, as well as other executives of the Purchaser, to continue their earlier discussions of a possible significant investment in the Company by the Purchaser and a strategic alliance between the two companies. As a result of these meetings, on December 19, 1994 Mr. Yoo sent a letter to Mr. Qureshey indicating that the Purchaser had an interest in pursuing discussions concerning a significant minority investment coupled with a strategic alliance and requested initiation of a formal information gathering process.

  On December 21, 1994, the Company and the Purchaser entered into a confidentiality agreement and during the latter part of December, representatives of the Purchaser and their legal and financial advisors were furnished certain non-public information concerning the Company's operations and financial condition.

  On January 5 and 6, 1995, senior executives of both companies and their legal and financial advisors held a series of meetings in Irvine, California to continue the information gathering process and to discuss various alternative structures for the proposed investment and strategic alliance.

  During the second week of January, the Purchaser's financial advisors and the Company's financial advisors exchanged letters, including preliminary summaries of the terms of a proposed transaction in which the Purchaser would acquire a significant minority interest in the Company in exchange for certain Board representation and approval rights. The Company had concerns regarding certain of the terms proposed by the Purchaser, but expressed a willingness to continue discussions of a strategic alliance that would involve a significant minority position in the Company's Common Stock for the Purchaser.

  From January 9 to February 6, 1995, the parties engaged in more extensive negotiation of a preliminary term sheet. This included a series of telephone conferences as well as meetings of senior executives and their respective legal and financial advisors. At various times during this period, the parties exchanged correspondence and proposed terms of a transaction. The foregoing process resulted in a tentative understanding of certain key business terms and guiding principles that served as the framework within which the parties then negotiated the specific provisions of the definitive agreements.

  On February 9, 1995, a news service reported certain statements regarding the Purchaser's interest in and talks with the Company. Later that same day, the Company issued a press release stating that it was in discussions with certain parties, including the Purchaser, regarding a potentially significant minority investment and possible strategic business arrangements.

  Throughout this period, the Company and its advisors continued to gauge the interest of others, and held discussions with another party regarding the terms of a potential investment. On February 9, 1995, the Company received a letter from such party regarding a potential investment in the Company, pursuant to which such party would acquire an approximately 19.9% interest in the Common Stock and would pursue certain strategic relationships. The Board expressed reservations about the relative attractiveness of this proposal at a telephonic meeting held on February 10, 1995. The Board believed, however, that all reasonable efforts should be made to determine whether this informal proposal might be a prelude to an increased commitment and/or more favorable terms if discussions were to progress.

  From January 26 to February 22, 1995, the Board held four meetings to consider the terms of a proposed arrangement with the Purchaser, as well as potential alternative transactions, and concluded that financing of the magnitude proposed by the Purchaser and the proposed strategic alliance and component supply arrangements were very important to the Company. The Board instructed management to continue to develop the terms of a potential investment by the Purchaser but asked that management also continue to hold discussions with the other party referred to in the next preceding paragraph to pursue the viability of this alternative investment proposal. Meetings between this party, the Company and their respective legal and financial advisors took place from February 14, 1995 to February 21, 1995. As differences narrowed and the final terms of the Purchaser's proposal were negotiated, the Board instructed Mr. Qureshey to take all appropriate steps to elicit the best offer from the other interested party.

  Meetings with the Purchaser and its representatives subsequent to February 9, 1995 focused on the adequacy of the financial terms, other unresolved elements of the proposal, the consequences, particularly as to future alternatives for the Company, of such proposal and alternative proposals that could be pursued. In light of the foregoing, the Board concluded, following additional discussions with management and its advisors, that alternative financing of similar magnitude and likelihood of completion to the Purchaser's proposal was not reasonably available at the current time. Based upon the results of discussions between management of the Company and the other party, and between Merrill Lynch and the other party's financial advisor, the Board concluded that such other party was unlikely to increase the size of its financial commitment or agree to provide the Company with any commitment to provide financing to repay amounts due at maturity under the Company's existing obligations to Tandy Corporation. Therefore, the Board determined that its primary objective should be to continue to negotiate with the Purchaser to obtain the most advantageous terms possible to the Company and its existing stockholders.

  On February 22, 1995, following a meeting of the Board, the Purchaser and its legal and financial advisors were informed that the Board was willing to continue the negotiation process if the remaining open issues could be expeditiously resolved and if definitive agreements could then be promptly finalized. During the next several days, the terms and conditions of the definitive agreements were finalized.

  On February 27, 1995, a special meeting of the Board of Directors was held at which Merrill Lynch delivered its written opinion to the Board, and the Board unanimously approved the terms of the Purchaser's investment as described above. On the same day, following such Board approval, the Company and the Purchaser entered into the Stock Purchase Agreement and Strategic Alliance Agreement and publicly announced their agreement. A copy of the written opinion of Merrill Lynch delivered to the Board, which sets forth certain assumptions made, matters considered and limits of the review by Merrill Lynch in rendering such opinion, is attached as an exhibit hereto. STOCKHOLDERS ARE URGED TO READ THE OPINION CAREFULLY IN ITS ENTIRETY. The Board was aware that Merrill Lynch became entitled to certain of the fees described in Item 5 in connection with its engagement by the Company upon the consummation of such a transaction, and that Merrill Lynch in the past had received fees for the provision of financial advisory and financing services to the Company and the Purchaser.

  In determining to make its recommendations, the Board considered a number of factors, including:

    (i) The oral and written presentations of Merrill Lynch and the written opinion of Merrill Lynch to the effect that, from a financial point of view, the proposed consideration to be received by each of the Company and its stockholders (other than the Purchaser and its affiliates) in the proposed transactions, taken as a whole, is fair to the Company and such stockholders;

    (ii) The fact that the Company's stockholders will be entitled to receive $22.00 per share in cash for at least 18% of their Common Stock, thus earning an immediate return on their investment while retaining a majority equity interest in the Company and its future performance, including the beneficial effects anticipated under the Strategic Alliance Agreement (particularly the fact that the proposed strategic alliance, especially the component supply arrangements, which will provide the Company with a committed supply of critical components, should enhance the Company's competitiveness);

    (iii) The fact that $22.00 per share to be paid pursuant to the Offer, $19.50 per share to be paid in the First Issuance and $22.00 per share to be paid in the Second Issuance all represent a significant premium over the recent trading prices of the Common Stock;

    (iv) The fact that the Stockholder Agreement contains certain protections for existing stockholders, including (A) a standstill provision which prohibits the Purchaser for four years from (1) electing representative directors constituting a majority of the Board or (2) acquiring more than a 49.9% interest in the Company (except in certain limited circumstances),
  (B) a provision that requires that there will continue to be at least three Independent Directors until the Purchaser Interest exceeds 90%, (C) a provision prohibiting the Purchaser from selling its stake in the Company to a third party for five years (except in certain limited circumstances) and (D) a provision requiring that after the four-year Standstill Period, the Purchaser Interest cannot exceed 66.67% without making a cash offer for 100% of the outstanding capital stock, and that until the Purchaser Interest were to exceed 90%, all material transactions between the Company and the Purchaser or any of its affiliates must be approved by a majority of Independent Directors.

    (v) The Board's familiarity with the financial condition, results of operations, business, technology, prospects and strategic objectives of the Company;

    (vi) The fact that the Company will continue to be a publicly traded company, headquartered in Irvine, California and led by Mr. Qureshey, as Chairman and Chief Executive Officer, and the rest of its own management team;

    (vii) The Board's belief that the additional financing from the New Issue Shares and the Letter of Credit Agreement will increase the Company's opportunities to expand its core businesses, pursue new projects, improve long-term returns and decrease the financial risks it faces and may otherwise face in the future; and

    (viii) The fact that the Board concluded that alternative financing of similar magnitude and likelihood of completion to the Purchaser's proposal was not reasonably available at the current time.

  While the Board of Directors believes that the proposed investment by the Purchaser as described herein is fair to, and in the best interests of, the Company and its stockholders, its approval may have certain adverse effects which stockholders should consider. These considerations include the consequences of the Purchaser's special consent rights with respect to certain corporate transactions, the composition of the Board following the transaction and the likelihood that the size of the Purchaser's investment and the attendant rights the Purchaser will receive (notwithstanding related restrictions on the Purchaser) might discourage other persons from offering to acquire all or a significant interest in the Company and may make more difficult a change in control of the Company (other than one in which the Purchaser acquires control). These considerations further include the possibility that, because the Purchaser is a supplier of critical components in a highly competitive marketplace, other suppliers may be less likely to extend attractive terms to the Company. In addition, because the Purchaser has other business involvements typical of large, multi-national companies and is not based in the United States (although its presence here is significant), it is possible that some suppliers, customers, employees and others will not react favorably to the proposed arrangements.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  Pursuant to certain letter agreements dated as of August 22 and November 2, 1994, as amended, between the Company and Merrill Lynch (the "Engagement Letter"), the Company paid Merrill Lynch a retainer fee of $100,000 and has agreed to pay to Merrill Lynch an additional fee of $4.9 million upon consummation of the transactions. In the event that the Purchaser were to acquire only the First Issuance Shares, Merrill Lynch's aggregate fees would be reduced by 50%. The Company also agreed to indemnify and hold harmless Merrill Lynch against certain liabilities, including liabilities under the federal securities laws or arising out of or in connection with its rendering of services under the Engagement Letter. In the event such indemnification is not available, the Company agreed to contribute to the settlement, loss or expenses involved in the proportion that the relevant financial interest of the Company and its stockholders bears to Merrill Lynch's relevant financial interest.

  Pursuant to a certain letter agreement dated as of October 31, 1994, between the Company and APV, the Company engaged APV for the purpose of identifying and introducing prospective merger/acquisition/investment candidates. The Company paid a retainer fee of $25,000, and will pay a fee of 0.5% of the consideration paid by the Purchaser for its investment in the Company. The Company also agreed to reimburse APV for its expenses on a pre-approved basis.

  Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) Except as set forth in Schedule I under the caption "Executive Compensation--Option/SAR Grants in Last Fiscal Year" or as described in Item 3(b)(1) above (the provisions of each of which are hereby incorporated herein by reference), no transactions in the Common Stock have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

  (b) To the best of the Company's knowledge, each executive officer, director and affiliate of the Company currently intends to tender to the Purchaser all Common Stock over which he or she has sole dispositive power, except for the Common Stock held by such person(s) which, if tendered, could cause such person(s) to incur liability under the provisions of Section 16(b) of the Exchange Act and except for the Common Stock underlying stock options, if any, held by such persons. The foregoing does not include any Common Stock over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

  (a) The Company has been engaged in discussions with third parties regarding certain possible transactions involving the Company and in connection with such discussions executed confidentiality agreements with each such party. See Item 4(b) above (the provisions of which are hereby incorporated herein by reference).

  Except as set forth above or in Item 3(b) above (the provisions of which are hereby incorporated herein by reference), the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (1) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (2) a purchase, sale or transfer of a material amount of assets by the Company or any Subsidiary of the Company; (3) a tender offer for or other acquisition of securities by or of the Company; or
(4) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described above or in Items 3(b) or 4 above (the provisions of which are hereby incorporated herein by reference), there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

 EXHIBIT NO.
 -----------
 Exhibit 1   Stock Purchase Agreement, dated as of February 27, 1995, by and between AST Research, Inc. and Samsung Electronics Co., Ltd.(1)
 Exhibit 2   Form of Amended and Restated Certificate of Incorporation of AST
              Research, Inc.(1)
 Exhibit 3   Form of Amended Bylaws of AST Research, Inc.(1)
 Exhibit 4   Amendment to Rights Plan, dated as of March 1, 1995, by and between AST Research, Inc. and American Stock Transfer & Trust
              Company.(1)
 Exhibit 5   Amendment to and Clarification of Employment Agreement, dated as of February 27, 1995, by and between AST Research, Inc. and Safi
              U. Qureshey.(1)
 Exhibit 6   Form of Letter of Credit Agreement, by and between AST Research,
              Inc. and Samsung Electronics Co., Ltd.(1)
 Exhibit 7   Form of Registration Rights Agreement, by and between AST
              Research, Inc. and Samsung Electronics Co., Ltd.(1)
 Exhibit 8   Form of Stockholder Agreement, by and between AST Research, Inc.
              and Samsung Electronics Co., Ltd.(1)
 Exhibit 9   Strategic Alliance Agreement, dated as of February 27, 1995, by and between AST Research, Inc. and Samsung Electronics Co.,
              Ltd.(1)
 Exhibit 10  Confidentiality Agreement, dated as of December 21, 1994 by and between AST Research, Inc. and Samsung Electronics Co., Ltd.
 Exhibit 11  Letter to Stockholders of AST Research, dated March 6, 1995.*
 Exhibit 12  Press Release issued by AST Research, Inc. on February 27, 1995.(1)
 Exhibit 13  Opinion of Merrill Lynch.*
 Exhibit 14  Amendment to Severance Compensation Agreement, dated as of
              February 27, 1995, by and between the Company and Safi U.
              Qureshey .
 Exhibit 15  Form of Amendment to Warrant Certificate, dated as of February 27,
              1995.
 Exhibit 16  Amendment to the AST Research, Inc. 1994 One-Time Grant Stock
              Option Plan for Non-Employee Directors, dated as of February 27,
              1995.
 Exhibit 17  Amendment to the AST Research, Inc. 1991 Stock Option Plan for
              Non-Employee Directors, dated as of February 27, 1995.
 Exhibit 18  Form of Acknowledgment/Consent to Waiver of Rights under AST's
              1991 Stock Option Plan for Non-Employee Directors and/or AST's
              1994 One-Time Grant Stock Option Plan for Non-Employee Directors.
 Exhibit 19  Form of Amendment to Executive Officer Severance Compensation
              Agreement.
 Exhibit 20  Form of Amendment to Vice President Severance Compensation
              Agreement.

- --------
*  Included in copies mailed to stockholders.
(1) Incorporated by reference to the exhibits index contained in Item 7 of the Company's Current Report on Form 8-K dated February 27, 1995.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 1995
                                          AST Research, Inc.

                                               /s/ Bruce C. Edwards
                                          By: _________________________________
                                               Name: Bruce C. Edwards
                                               Title:Executive Vice President
                                               and Chief Financial
                                               Officer

                                   SCHEDULE I

  This information is being mailed on or about March 6, 1995, as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of the Common Stock at the close of business on or about March 2, 1995. You are urged to read this Schedule I carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Pursuant to the Stock Purchase Agreement, the Purchaser commenced the Offer on March 6, 1995. The Offer is scheduled to expire at 12:00 midnight, New York City time, on April 20, 1995, unless the Offer is extended.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

  The Common Stock is the only class of voting securities of the Company outstanding. Each share of Common Stock has one vote. As of February 27, 1995, there were 32,376,500 shares of Common Stock outstanding. The Board currently consists of seven members, and there are currently no vacancies. Each director holds office until such director's successor is elected and qualified or until such director's earlier resignation or removal.

RIGHT TO DESIGNATE DIRECTORS

  Pursuant to the Stock Purchase Agreement, and promptly upon the purchase by the Purchaser of the New Issue Shares and the Offer Shares, the Purchaser will be entitled to designate such number of directors (the "Purchaser Designees") as equals one fewer than a majority of the total number of directors authorized under the Restated Charter. It is thus expected that the Purchaser Designees will comprise six of thirteen directors on the Board. If (a) the Purchaser acquires the First Issuance Shares, but does not acquire the Second Issuance Shares and the Offer Shares, or (b) the Purchaser Interest is less than 30% for a period of 25 consecutive days, then the Purchaser will have the right to designate that number of directors that will result in the total number of directors designated by the Purchaser being equal to the product (rounded to the nearest whole number) of (i) the total number of directors then authorized under the Restated Charter, and (ii) the Purchaser Interest at that time. Notwithstanding the Company's obligations outlined above, nothing shall require any current member of the Board to resign from the Board. It is expected that the Purchaser Designees may assume office at any time following the purchase by the Purchaser of the New Issue Shares and the Offer Shares.

DIRECTORS

  BRUCE C. EDWARDS, 41, rejoined the Company in March 1988 as Senior Vice President, Finance and Chief Financial Officer. In July 1994, Mr. Edwards was named Executive Vice President and Chief Financial Officer and appointed to the Company's Board of Directors. Mr. Edwards was first with the Company as Vice President, Finance from August 1983 and Chief Financial Officer from November 1983 to September 1986. Mr. Edwards currently serves on the Board of Directors of Xircom, Inc. and Platinum Software Corporation.

  RICHARD J. GOEGLEIN, 60, has served as a director since May 1987. Mr. Goeglein is founder and principal of Gaming Associates, a casino management company which develops and operates hotels/casinos at selected locations in the United States. Mr. Goeglein served as President and Chief Executive Officer of Dakin, Inc. from April 1990 through September 1991. Since January 1988, Mr. Goeglein has also been the Chairman of ConServ International, a consulting and real estate development business. From 1984 to his retirement date of December 31, 1987, Mr. Goeglein was the President and Chief Operating Officer of Holiday Corporation, the holding company of Holiday Inns, Inc. Mr. Goeglein also served on the Board of Directors of Holiday Corporation from 1978 to 1988. Mr. Goeglein currently serves as a director of Boomtown Hotels and Casinos, Hornblower Dining Yachts, Inc. and Platinum Software Corporation.

  JACK W. PELTASON, 71, was appointed as a director in July 1993. Mr. Peltason has served as President of the University of California system since October 1992, following an eight-year tenure as Chancellor of the University of California, Irvine and President of the American Council of Education, and a 10-year term as Chancellor at the University of Illinois at Champaign-Urbana. Mr. Peltason is currently on the Board of Directors of Irvine Apartment Communities and serves as a member of the Board of Trustees for the FHP Foundation, Irvine Health Foundation, and Teachers Insurance and Annuity Association.

  SAFI U. QURESHEY, 44, one of the founders of the Company, has served as a director since the Company's inception and served as President from the Company's inception through July 1994. In July 1988, Mr. Qureshey was elected Chief Executive Officer. Mr. Qureshey served as Co-Chairman of the Board from 1988 through June 1992, and was elected Chairman of the Board in November 1993. Mr. Qureshey currently serves on the Board of the American Business Conference and the Technology Leadership Council of California and is Chairman of the Corporate Council on Africa and the California Business Higher Education Forum.

  CARMELO J. SANTORO, PH.D., 53, served as Chairman of the Board from June 1992 until November 1993 and has served as a director since September 1990. Effective November 1993, Dr. Santoro was elected Vice Chairman of the Board. Dr. Santoro is Chairman and Chief Executive Officer of Platinum Software Corporation. Dr. Santoro was President and Chief Executive Officer of Silicon Systems, Inc. from 1982 through 1991 and was Chairman from 1984 through 1989, when Silicon Systems, Inc. was acquired by TDK Corporation of Tokyo, Japan. From 1980 to 1982, Dr. Santoro was Vice President, Integrated Circuits, at the Solid State Division of RCA. In addition to Platinum Software Corporation, Dr. Santoro is currently a director of Dallas Semiconductor Corporation, S3, Inc. and the Cerplex Group.

  JAMES T. SCHRAITH, 37, was named President and Chief Operating Officer and was appointed to the Company's Board of Directors in July 1994. Mr. Schraith joined the Company in March 1987 as Director of Customer Support. He was appointed Vice President, North American Services in November 1988 and, in August 1990, became Vice President, Channel Sales and Services. In July 1992, Mr. Schraith was promoted to Vice President, U.S. Sales and Service and in July 1993 was appointed Senior Vice President, Sales and Service. Prior to joining the Company, Mr. Schraith was employed for nine years by Schlumberger Ltd., where he served as Manager, Technical Services, National Product Sales Manager and Director of Marketing. Mr. Schraith currently serves on the Board of Directors of Pinnacle Micro, Inc.

  DELBERT W. YOCAM, 51, has been a director of the Company since August 1992. He was President, Chief Operating Officer and a director of Tektronix, Inc. from 1992 through 1994. Prior to joining Tektronix, Mr. Yocam was an independent consultant. From 1979 to 1989, Mr. Yocam was employed by Apple Computer, Inc., serving as President of Apple Pacific from 1988 to 1989 and Executive Vice President and Chief Operating Officer of Apple Computer, Inc. from 1986 to 1988. Mr. Yocam is a director of Adobe Systems, Inc. and Oracle Corporation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth certain information, as of February 27, 1995, with respect to all those known by the Company to be the beneficial owners of more than 5% of its outstanding Common Stock, each director, the Chief Executive Officer and the four other Named Executive Officers (as defined below), and all directors and executive officers of the Company as a group. Unless otherwise noted, each of the stockholders listed owns less than 1.0% of the outstanding Common Stock and has sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by him, subject to community property laws where applicable, and the information contained in the footnotes to this table. The Company had 32,376,500 shares outstanding at February 27, 1995.

                                           NUMBER OF SHARES
                                         --------------------   PERCENTAGE OF
NAME OF BENEFICIAL OWNER                 OPTIONS(A)   TOTAL   SHARES OUTSTANDING
- ------------------------                 ---------- --------- ------------------
FMR Corp. (b)..........................          0  4,299,098       13.28%
Brinson Holdings, Inc. (c).............          0  2,853,300        8.81%
Loomis, Sayles & Company, L.P. (d).....          0  1,968,800        6.08%
Richard J. Goeglein....................     58,000     75,000          --
Jack W. Peltason.......................      8,000      8,300          --
Carmelo J. Santoro, Ph.D...............     24,500     24,500          --
Delbert W. Yocam.......................     19,000     19,000          --
Safi U. Qureshey (e)...................    650,000  3,103,032        9.40%
James T. Schraith......................     28,500     34,500          --
Bruce C. Edwards (f)...................    131,250    182,650          --
James L. Forquer (g)...................     25,000     25,000          --
Richard P. Ottaviano...................     64,000     65,000          --
All directors and executive officers as
 a group (12 persons)..................  1,083,500  3,617,258       10.81%

- --------
(a) Includes shares which executive officers and directors have the right to acquire within 60 days of February 27, 1995 under stock option and warrant agreements.
(b) These shares are beneficially owned by FMR Corp., Fidelity Management & Research Company ("FMRC") and Fidelity Management Trust Company ("FMTC"), each of 82 Devonshire Street, Boston, Massachusetts 02109. FMRC and FMTC are each a wholly owned subsidiary of FMR Corp.
(c) These shares are beneficially owned by Brinson Holdings, Inc. ("BHI"), Brinson Partners, Inc. ("BPI") and Brinson Trust Company ("BTC"), each of 209 South LaSalle, Chicago, Illinois 60604-1295. BTC is a wholly owned subsidiary of BPI and BPI is a wholly owned subsidiary of BHI.
(d) These shares are beneficially owned by Loomis, Sayles & Company, L.P., One Financial Center, Boston, Massachusetts 02111.
(e) Includes 92,572 shares held by Nancy Marshall as custodian for minor children of Mr. Qureshey and 8,760 shares held by Nancy Marshall, Ishrat Qureshey and Lubna Bokhari, co-trustees of Irrevocable Trusts established for the benefit of Mr. Qureshey's minor children, to which Mr. Qureshey claims no beneficial interest.
(f) Includes 1,000 shares held by Mary Pat DeMayo Buskard as trustee for minor children of Mr. Edwards to which Mr. Edwards disclaims any beneficial interest.
(g) Mr. Forquer's employment with the Company terminated effective as of October 17, 1994. Mr. Kirby Coryell has since been elected as an executive officer to replace Mr. Forquer.

EXECUTIVE OFFICERS

  The following table sets forth the name and age of each executive officer of the Company at March 6, 1995, his positions and offices with the Company and the period during which he has served as an executive officer of the Company:

                                                                      EXECUTIVE
                                                                       OFFICER
   NAME                           AGE           POSITION(S)             SINCE
   ----                           --- ------------------------------- ---------
Safi U. Qureshey.................  44 Chief Executive Officer and       1980
                                      Chairman of the Board
James T. Schraith................  37 President and Chief Operating     1991
                                      Officer
Bruce C. Edwards.................  41 Executive Vice President and      1988
                                      Chief Financial Officer
Kirby B. Coryell.................  45 Senior Vice President,            1994
                                      Worldwide Operations
Dennis R. Leibel.................  50 Senior Vice President, Legal      1986
                                      and Treasury Operations and
                                      Secretary
Richard P. Ottaviano.............  49 Senior Vice President,            1991
                                      Administration
James D. Wittry..................  41 Senior Vice President, Americas   1994
Scott A. Smith...................  40 Vice President and General        1993
                                      Manager, Server Products

  For information on the business background of Mr. Qureshey, Mr. Schraith and Mr. Edwards see "Directors" above.

  KIRBY B. CORYELL joined the Company in August 1993 as Vice President of Mobile Operations. During his tenure he also served as acting General Manager of the Mobile line of business and was promoted to Senior Vice President of Operations in October 1994. Prior to joining the Company, he served most recently as Director, Worldwide Service of Apple Computer, Inc. During his 12 years with Apple he also held the positions of Director, Imaging Business, and Director, OEM Operations. Prior to Apple Computer, Inc., he served in various positions for Texas Instruments and the Spectronics Division of Honeywell.

  RICHARD P. OTTAVIANO joined the Company in October 1990 as Vice President, Human Resources and was promoted to Senior Vice President, Administration in August 1992. Prior to joining the Company, he served as Corporate Vice President, Human Resources for Cipher Data Products. From 1973 to 1986, Mr. Ottaviano held various positions with Xerox Corporation, including Vice President, Human Resources. Mr. Ottaviano currently serves on the Board of Directors for Irvine Medical Center and PACE Therapy, Inc.

  JAMES D. WITTRY joined the Company in November 1994 as Senior Vice President, Americas. Prior to joining the Company, Mr. Wittry served at Ingram Micro for three years, as Senior Vice President, Sales, with responsibility for inside and outside sales, national major accounts, technical support and training, customer service and contracts. Prior to Ingram Micro, he served in various management positions for Avnet Computer over a 12-year period.

  DENNIS R. LEIBEL joined the Company in December 1985 as Treasurer and in March 1988, was elected Vice President, Administration and General Counsel. In January 1989, Mr. Leibel was elected Vice President, Legal and Treasury Operations and Secretary and was promoted to Senior Vice President, Legal and Treasury Operations in January 1995. Prior to joining the Company, Mr. Leibel was employed for over seven years by Smith International, Inc., where he served as Director of Taxes, Vice President, Tax and Financial Planning and subsequently as Vice President, Finance. Mr. Leibel currently serves on the Executive Committee of the Board of Directors of the World Trade Center Association of Orange County and the Advisory Board of Directors of Court Appointed Special Advocates of Orange County (CASA).

  SCOTT A. SMITH joined the Company in January 1993 as Vice President, Engineering. In March 1994, Mr. Smith was appointed Vice President and General Manager for Server Products. Prior to joining the Company, Mr. Smith served at IBM for 16 years, most recently as Director, Visual Subsystems, with responsibility for IBM's high volume monitor business and as Systems Manager, Advanced Personal Systems.

COMMITTEES OF THE BOARD

  The Board is responsible for the overall affairs of the Company. Authority with respect to certain matters of the Company has been delegated to standing committees of the Board, which are the Executive Committee, Audit Committee and Compensation Committee. The Board does not have a standing Nominating Committee.

  The Executive Committee was established in January 1987 and is empowered to act for and on behalf of the Board and its committees, but may not undertake actions reserved in the Bylaws to the Board itself, such as filling vacancies on the Board and declaring certain dividends to stockholders. Actions by the Executive Committee are to be reported for review and ratification by written consent or at a subsequent meeting of the Board. Messrs. Qureshey and Santoro served on the Committee during fiscal 1994. Mr. Schraith was appointed to the Committee in July 1994. No meetings were held in fiscal 1994. No meetings have been held in fiscal 1995 as of February 27, 1995.

  The Audit Committee has the responsibility of recommending to the Board the appointment of the Company's outside auditors, reviewing the auditors' reports, management reports and various audit criteria, and consulting with the auditors concerning the adequacy of internal accounting controls. Mr. Goeglein, Mr. Peltason, Dr. Santoro, and Mr. Yocam are the members of the Audit Committee, which held three meetings in fiscal 1994. The Audit Committee has held two meetings during fiscal 1995 as of February 27, 1995.

  The Compensation Committee is empowered to review and administer the Company's compensation practices and policies, which include administering the Company's incentive compensation plans, reviewing compensation levels of the Company's officers and directors, reviewing the Company's long-range plans for management development and examining the Company's compensation structure as it relates to industry practices. Mr. Goeglein, Mr. Peltason, and Mr. Yocam are the members of the Compensation Committee. Dr. Santoro served on the Compensation Committee until October 1993. The Compensation Committee held four meetings in fiscal 1994. The Compensation Committee has held three meetings during fiscal 1995 as of February 27, 1995.

ATTENDANCE AT MEETINGS

  During fiscal 1994, the Board held a total of seven meetings, of which three were special meetings conducted by telephone. During fiscal 1995, the Board has held a total of thirteen meetings, of which eight were special meetings conducted by telephone. During both fiscal 1994 and fiscal 1995, each member of the Board attended 75 percent or more, aggregately, of the meetings of the Board during the period in which he was a director and meetings of the committees of which he was a member.

                             EXECUTIVE COMPENSATION

  The following tables present information concerning the cash compensation and stock options provided to Mr. Qureshey and the four other most highly compensated individuals serving as executive officers as of the end of fiscal 1994 (the "Named Executive Officers"). The notes to these tables provide more specific information regarding compensation.

                           SUMMARY COMPENSATION TABLE

                                                                    LONG-TERM
                                         ANNUAL COMPENSATION       COMPENSATION
                                   ------------------------------- ------------
                                                                    SECURITIES      ALL
  NAME AND                                          OTHER ANNUAL    UNDERLYING     OTHER
 PRINCIPAL                  FISCAL SALARY   BONUS  COMPENSATION(A) OPTIONS/SARS COMPENSATION
  POSITION                   YEAR    ($)     ($)         ($)           (#)          ($)
- ---------                   ------ ------- ------- --------------- ------------ ------------
  Safi U. Qureshey........   1994  623,076 236,221      36,465       125,000      148,119(b)
  Chief Executive Officer    1993  543,700 514,298      93,960        60,000      184,580
   and Chairman of the       1992  498,270 777,379          --        60,000           --
   Board

  James T. Schraith.......   1994  314,009 130,191          --        65,000        9,173(c)
  President and Chief        1993  228,256 124,168       1,095        20,000        5,673
  Operating Officer          1992  171,077 162,139          --        10,000           --

  Bruce C. Edwards........   1994  297,337  80,137       3,496        75,000        7,021(c)
  Executive Vice President   1993  251,873 256,454       4,980        30,000        6,283
   and Chief Financial       1992  224,615 287,348          --        15,000           --
   Officer

  James L. Forquer (d)....   1994  263,815  74,798     447,019(e)    115,000          846(c)
  Sr. Vice President,        1993       --      --          --            --           --
  Worldwide Operations       1992       --      --          --            --           --

  Richard P. Ottaviano....   1994  223,683  63,868         600        55,000        6,609(c)
  Sr. Vice President,        1993  184,373 154,620       2,442        30,000        5,919
  Administration             1992  149,231 208,196          --        10,000           --

- --------
(a) Except with respect to Mr. Forquer, Other Annual Compensation generally includes reimbursement for medical expenses and/or tax and estate planning expenses. The amounts shown for Mr. Qureshey represent reimbursement for tax and estate planning only.
(b) The Company maintains an aggregate of $24,000,000 of split dollar life insurance policies insuring the survivor of Mr. Qureshey and his spouse. The portion of the premium paid for term life insurance coverage in fiscal 1994 was $19,679. The portion of the premium paid for non-term coverage, valued in accordance with requirements of the Securities and Exchange Commission as an interest-free loan to Mr. Qureshey, was $123,300. Also included is the Company's 401(k) Plan matching contribution in the amount of $5,140.
(c) The Company's matching contribution to the Company 401(k) Plan.
(d) Mr. Forquer's employment with the Company terminated effective as of October 17, 1994. Mr. Coryell has since been elected as an executive officer to replace Mr. Forquer.
(e) In August 1993, the Company entered into an agreement with Mr. Forquer to assist in his relocation. The Company purchased the equity interest in Mr. Forquer's northern California residence for $900,000, allowing for a quick sale in otherwise unfavorable market conditions. The Company ultimately recognized $615,000 of the equity upon the sale of the property. In addition, the Company paid $152,850 and $7,215 for additional real estate and temporary living costs, respectively.

                     OPTIONS/SAR GRANTS IN LAST FISCAL YEAR

                                                                               POTENTIAL REALIZABLE VALUE
                                                                                 AT ASSUMED ANNUAL RATES
                                                                               OF STOCK PRICE APPRECIATION
                            INDIVIDUAL GRANTS                                      FOR OPTION TERM(D)
- -------------------------------------------------------------------------      ---------------------------
                                      % OF TOTAL
                                     OPTIONS/SARS
                          OPTIONS     GRANTED TO   EXERCISE OR
                         GRANTED(A)   EMPLOYEES    BASE PRICE  EXPIRATION
       NAME                 (#)     IN FISCAL YEAR  ($/SHARE)     DATE            5%($)          10%($)
       ----              ---------- -------------- ----------- ----------      ------------   ------------
Safi U. Qureshey........  100,000        7.38%        15.75     7/27/03             990,509      2,510,144
                           25,000        1.84%        16.88     6/01/04(b)(c)       265,315        672,360
James T. Schraith.......   50,000        3.69%        15.75     7/27/03             495,255      1,255,072
                           15,000        1.11%        16.88     6/01/04(b)(c)       159,189        403,416
Bruce C. Edwards........   60,000        4.43%        15.75     7/27/03             594,305      1,506,087
                           15,000        1.11%        16.88     6/01/04(b)(c)       159,189        403,416
James L. Forquer........  100,000        7.38%        15.75     7/27/03             990,509      2,510,144
                           15,000        1.11%        16.88     6/01/04(b)          159,189        403,416
Richard P. Ottaviano....   40,000        2.95%        15.75     7/27/03             396,204      1,004,058
                           15,000        1.11%        16.88     6/01/04(b)(c)       159,189        403,416

- --------
(a) All option grants were new and not granted in connection with an option repricing transaction. All options vest and become exercisable at the rate of 25% per year commencing on the first anniversary of the date of grant (or earlier at the discretion of the Board or Compensation Committee). Options expire 10 years from the date of grant.
(b) June 1, 1994 option grants were part of a split option grant to key executives which required the Company to grant an equivalent number of options to the grantees on November 1, 1994. Under the provisions of the split-grant, the Company granted Messrs. Qureshey, Schraith, Edwards, Forquer and Ottaviano options covering 25,000, 15,000, 15,000, 15,000 and 15,000 shares, respectively, on November 1, 1994, with an exercise price equal to the $12.75 per share fair market value of the Company's Common Stock on the grant date (the "FMV").
(c) An option grant to Mr. Schraith in the amount of 100,000 shares was made on August 1, 1994, with an exercise price equal to the $15.25 per share FMV. Option grants to Mr. Coryell in the respective amounts of 75,000 and 7,000 shares were made on October 26, 1994 and November 1, 1994, respectively, with respective exercise prices equal to the $11.4375 and $12.75 per share FMV. An option grant to Mr.Wittry in the amount of 60,000 shares was made on November 11, 1994, with an exercise price equal to the $12.625 per share FMV. Option grants to Messrs. Qureshey, Schraith, Edwards and Ottaviano in the respective amounts of 25,000, 25,000, 15,000 and 15,000 shares were made on February 1, 1995, with an exercise price equal to the $15.00 per share FMV. Option grants on the same terms were made to certain of the Company's other executive officers, Messrs. Coryell, Leibel and Smith, in the respective amounts of 5,000, 10,000 and 5,000 shares. An additional set of option grants in amounts identical to the February 1, 1995 grants has been approved and will be made effective August 1, 1995, with an exercise price equal to the then-applicable per share FMV.
(d) The potential gains shown are net of the option exercise price and do not include the effect of any taxes associated with exercise. The amounts shown are for the assumed rates of appreciation only, do not constitute projections of future stock price performance, and may not necessarily be realized. Actual gains, if any, on stock option exercises depend on the future performance of the Company's Common Stock, continued employment of the optionee through the term of the option, and other factors.

                      AGGREGATED OPTION/SAR EXERCISES IN
            LAST FISCAL YEAR AND FISCAL YEAR-END OPTION/SAR VALUES

                                                 NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                                                UNDERLYING UNEXERCISED         IN-THE-MONEY
                                                    OPTIONS/SARS AT           OPTIONS/SARS AT
                                                  FISCAL YEAR-END (#)       FISCAL YEAR-END ($)
                                               ------------------------- -------------------------
                            SHARES     VALUE
                         ACQUIRED ON  REALIZED
          NAME           EXERCISE (#)   ($)    EXERCISABLE/UNEXERCISABLE EXERCISABLE/UNEXERCISABLE
          ----           ------------ -------- ------------------------- -------------------------
Safi U. Qureshey........       --         --        590,000/205,000             4,577,500/0
James T. Schraith.......    33,000    388,375         15,000/78,500                10,156/0
Bruce C. Edwards........       --         --        110,000/100,000               509,375/0
James L. Forquer........       --         --          25,000/90,000                     0/0
Richard P. Ottaviano....    15,000    311,250         40,500/86,000                0/50,625

                           COMPENSATION OF DIRECTORS

  The directors of the Company serve until their successors are elected and duly qualified. Non-employee directors receive annual retainers of $30,000 paid at the rate of $2,500 per month and additional committee meeting fees of $2,000 per meeting for the Chairman and $1,000 per meeting per committee member. Commencing November 1993, Dr. Carmelo J. Santoro, Vice Chairman of the Board, received an additional annual retainer of $95,000. Prior to November 1993, Dr. Santoro was paid a retainer for consulting services to the Company. See "Compensation Committee Interlocks and Insider Participation" below.

  The 1991 Stock Option Plan for Non-Employee Directors provides for an initial grant of options to purchase 20,000 shares of the Company's Common Stock to each newly elected or appointed non-employee director. In addition, on January 1 of each year, each participant will receive an option to purchase 12,000 shares of the Company's Common Stock. The aggregate number of shares that may be issued under the plan is 250,000. Options vest and become exercisable at the rate of 25% per year commencing on the first anniversary of the date of grant.

  Under the 1994 One-Time Grant Stock Option Plan for Non-Employee Directors, each member of the Company's Board on July 1, 1994 who was not an employee of the Company was granted an option to purchase 50,000 shares of the Company's Common Stock. The aggregate number of shares of Common Stock which may be issued pursuant to the plan is 250,000 and no participant may receive options covering more than 50,000 shares in any calendar year. Options vest and become exercisable at the rate of 12.5% per year, commencing on the first anniversary of the date of grant. Based upon the performance of the Company's Common Stock, vesting may be accelerated, but in no event prior to July 1, 1995.

  In December 1990, the Board authorized the issuance of warrants to purchase an aggregate of 80,000 shares of the Company's Common Stock to its then non-employee Board members. Such warrants are exercisable at $13.875 per share and vest over a three-year period. During fiscal 1994, 40,000 of such warrants were exercised and at July 2, 1994, 40,000 shares remained exercisable. In July 1992, the Board authorized the issuance of warrants to purchase 50,000 shares of Common Stock to Dr. Santoro, the Company's then Chairman of the Board. Such warrants are exercisable at $13.50 per share and vest over a four-year period. During fiscal 1994, 12,500 of such warrants were exercised and the balance were not exercisable at fiscal year-end.

  See Item 3(b) of the Schedule 14D-9 for a description of the consequences regarding options and warrants described in the foregoing in light of the Stock Purchase Agreement and related transactions.

                    EMPLOYMENT CONTRACTS AND TERMINATION OF
                 EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

  On July 27, 1993, the Company entered into a five-year revolving term employment agreement with Mr. Qureshey ("Agreement" or "Founder's Agreement"), which provides in certain circumstances for a possible consulting term and other post-termination benefits. All post-termination benefits are conditioned upon Mr. Qureshey's not undertaking competing employment and his not soliciting away Company employees. In addition, Mr. Qureshey agreed that he will vote his shares along with the other stockholders in the election of directors and will not join or participate against the Board in any proxy solicitation, and will offer the Company a right of first refusal on any 100,000 or more share blocks proposed to be sold by him in any private sale. If Mr. Qureshey should accept non-competing but substantial employment with any other company or firm during any period of active employment, consulting, or post-termination benefits under the Founder's Agreement, the Company may elect that Mr. Qureshey cease to be an employee or consultant and be entitled to receive an aggregate lump sum equal to 50% of the salary and/or bonus, if any, which he is then receiving and which he otherwise would be entitled to receive for the remaining balance of the employment or post-termination benefit or consulting period, as described below; however, all other benefits would cease and Mr. Qureshey would continue to be bound by the restrictions concerning competing employment, non-solicitation of employees, the voting of shares and the right of first refusal. At any time following one year from a date of employment termination, Mr. Qureshey may elect to terminate the foregoing restrictions upon 90 days' written notice, in which event all Company obligations and benefits payable under the Founder's Agreement would cease, all stock option acceleration would be rescinded and any outstanding loans to Mr. Qureshey would have to be repaid to the Company within 90 days. Nevertheless, Mr. Qureshey would continue to be bound by the provisions of the Founder's Agreement pertaining to the Company's confidential and proprietary information.

  If Mr. Qureshey's employment is terminated for "cause," the Company will be obligated to pay him only such severance compensation as shall have vested and as the Board otherwise deems appropriate, or none at all, and the Company's obligations under the Founder's Agreement will be null and void. If Mr. Qureshey becomes disabled, upon the expiration of six consecutive months of disability, Mr. Qureshey's employment may be terminated by the Company. In such event or in the event of Mr. Qureshey's death, in addition to amounts paid from insurance policies, Mr. Qureshey or his estate will be entitled to receive his base salary and bonus for at least one year, the restriction period on all restricted stock granted to him under Company plans shall lapse and all stock options or other such rights which otherwise would have vested within two years of such event will accelerate and become fully vested and remain exercisable in accordance with their respective terms.

  During employment, Mr. Qureshey will receive his salary, bonus and all other benefits, including a $25,000 financial planning allowance and a gross-up for income tax on such allowance, consistent with past practices. If Mr. Qureshey's active employment is terminated by him for "good reason" or by the Company without "cause," Mr. Qureshey will continue to receive his base salary for a benefit period of five years following termination. In either event, (a) Mr. Qureshey will be entitled to receive his annual bonus for the year in which termination occurs, pro rated to the date of termination, as well as bonuses for the two fiscal years following termination, such bonus amounts being determined by taking the average of the bonuses paid to Mr. Qureshey in the preceding two years; (b) all stock options will accelerate and become exercisable and all restrictions on restricted stock awards will lapse; (c) the benefits allowance for death or disability will continue for a period of five years from the date of termination; and (d) all of his benefits payable under the Company's tax-qualified employee benefit plans or other programs pertaining to deferred compensation, retirement, profit sharing, 401(k), or employee stock ownership (if any) will be paid. In addition, if Mr. Qureshey enters into loan agreements for the purpose of exercising options or other rights to acquire securities, the Company will guarantee such loans (up to $3,000,000) and pay the interest on them for a period ending 13 months after the date of the event causing tax liability to be incurred by reason of such exercise.

  In the event of Mr. Qureshey's disability or of his termination by the Company without "cause" or termination of employment by Mr. Qureshey for "good reason," Mr. Qureshey will also be entitled to receive additional benefits during the first five-year post-termination benefit period including an office, health and welfare benefits, continued use of a Company automobile followed by transfer of title of such automobile to Mr. Qureshey at the end of the five-year period, and up to $25,000 per year (grossed up for income taxes) for estate, tax and financial planning services.

  Following such five-year post-termination benefits period, provided Mr. Qureshey has not and does not undertake substantial or competing employment, the Company indefinitely will provide continued health and welfare benefits, with Mr. Qureshey paying or reimbursing the Company the average cost of such coverages, and Mr. Qureshey will have the title Vice Chairman. For a period of up to five years following the first five-year post-termination benefits period, Mr. Qureshey may elect to become a consultant and receive 60% of his former base and be entitled to receive the additional benefits described in the foregoing paragraph. If prior to any termination Mr. Qureshey undertakes an "early retirement" from active employment and otherwise is not receiving the post-termination benefits enumerated above, he may at his election become a consultant to the Company and become subject to the restrictions under the Founder's Agreement and also become entitled to receive 80% of his then base salary for a period of five years, as well as the additional benefits listed above. Bonus amounts will not be required during any consulting period.

  Mr. Qureshey's benefits under the Founder's Agreement are in addition to and not in lieu of the benefits payable to him under the Severance Compensation Agreement (see below) entered into between the Company and Mr. Qureshey following a change of control of the Company. Following a change in control of the Company, Mr. Qureshey is generally entitled to all of the benefits specified in the Severance Compensation Agreement, whether or not his active employment is terminated. Mr. Qureshey will not otherwise participate in the officer involuntary termination policy described below.

  At the Annual Meeting of Stockholders held in May 1987, the stockholders authorized and approved an indemnification program for corporate officers and directors under which the Company and each corporate officer and director entered into an Indemnification Agreement, substantially in the form approved by the stockholders.

  The Company has entered into Severance Compensation Agreements with each of its eight executive officers. Under the agreements, following a "change in control" of the Company, if either the Company terminates the officer's employment for any reason other than death, disability or retirement, or if the officer terminates his employment for "good reason" as defined in the agreement, then (a) the Company will pay the officer severance compensation equal to two years salary and bonus, (b) all stock options held by the officer, to the extent they would otherwise have become exercisable within two years of the change in control, will immediately become exercisable for a period of six months following termination, and (c) the officer will receive continued welfare benefits for a period of two years. Under the agreements, the Company will indemnify the officer with respect to excise taxes on excess "parachute payments" imposed under Section 4999 of the Code. The agreements terminate two years following the date on which notice of non-renewal is given by either the Company or the officer. Similar agreements have also been entered into with eleven vice-presidents, except that (i) the agreements terminate one year following the date on which notice of non-renewal is given, and (ii) the vice-presidents' severance benefits include only one year of salary, bonus and welfare benefits continuation, and only options otherwise vesting within one year of the change in control will accelerate.

  The Company has a severance policy for its executive officers which, in the event of an involuntary termination, other than in connection with a "change in control," requires the Company to pay its President severance equal to two years salary and its other executive officers severance equal to six months salary plus an additional month of salary for each year of employment with the Company, up to a maximum of 12 months. Welfare benefits are also continued during this period.

  Mr. Forquer's employment with the Company terminated on October 17, 1994. Pursuant to an agreement between the Company and Mr. Forquer, Mr. Forquer will be paid salary continuation for the 52-week period ending October 16, 1995. The remaining terms of Mr. Forquer's severance agreement have yet to be finalized.

  See Item 3(b) of the Schedule 14D-9 for a description of the consequences regarding the employment and severance agreements described in the foregoing in light of the Stock Purchase Agreement and related transactions.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Mr. Goeglein, Mr. Peltason, Dr. Santoro and Mr. Yocam served on the Compensation Committee during fiscal 1994. Dr. Santoro, Vice Chairman of the Board, served as Chairman of the Compensation Committee until October 1993, at which time he resigned from that committee. In addition to his compensation as a director, the Company had entered into a consulting agreement (which commenced in July 1992 and expired in November 1993) with Dr. Santoro to provide assistance in corporate organization and other matters. Pursuant to and during the term of such agreement, Dr. Santoro received an aggregate of $99,167. In addition to serving on the Company's Board, Mr. Goeglein, Dr. Santoro and Mr. Edwards serve on the Board of Directors of Platinum Software Corporation ("Platinum"), which designs, manufactures and markets accounting software systems. At Platinum, Dr. Santoro is also an executive officer and Mr. Goeglein serves on the Compensation Committee and Mr. Edwards serves on the Audit Committee of the Platinum Board of Directors. In such capacities, each of Dr. Santoro, Mr. Goeglein and Mr. Edwards has influence over the fees, equity participation and other compensation paid to the others by Platinum. Dr. Santoro and Mr. Goeglein, as members of the Board and Compensation Committee, had and have, respectively, direct influence over the equity participation awards and compensation paid to Mr. Edwards in his capacity as an executive officer of the Company. As continuing Board members, each will continue to have influence over the fees, equity participation and compensation paid to the others by the Company. Prior to either Dr. Santoro's, Mr. Goeglein's or Mr. Edwards' joining the Platinum Board of Directors, the Company purchased certain accounting software systems from Platinum. In fiscal 1994, amounts paid to Platinum by the Company were less than $2,000 and related primarily to service and maintenance of previously purchased products. The Company believes that the terms and conditions of its purchase relationship with Platinum are as favorable to the Company as those that could have been obtained from any other third-party vendor of similar products and services.

                              CERTAIN TRANSACTIONS

  In August 1993, the Company entered into an agreement with Senior Vice President James L. Forquer to assist in his relocation. The Company purchased the equity interest in Mr. Forquer's northern California residence for $900,000, allowing for a quick sale in otherwise unfavorable market conditions. The Company ultimately realized approximately $615,000 of the equity upon sale of the property. In addition, the Company paid $152,850 and $7,215 for additional real estate and temporary living costs, respectively.

  In September 1993, the Company loaned Vice President Scott A. Smith $100,000 for the purchase of a primary residence evidenced by a promissory note secured by a deed of trust. The loan was issued interest free and is payable in full three years from the date of the loan. At March 3, 1995, the entire amount remained outstanding.

  See "Compensation Committee Interlocks and Insider Participation" above.